ORBITAL CORPORATION LIMITED	ABN 32 009 344 058 4 Whipple Street, Balcatta, 6021 Western Australia Ph +61 8 9441 2311 Fax: +61 8 9441 2111 Website: www.orbitalcorp.com.au

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

For the financial year ended 30 June 2009

Notice is given that the 21st Annual General Meeting of Orbital Corporation Limited ABN 32 009 344 058 (“the Company”) will be held in Meeting Room 8, Perth Convention Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia on Wednesday 21 October 2009 at 10.00am (WST).

The Explanatory Notes accompanying this Notice of Meeting form part of this Notice of Meeting.

BUSINESS

Item 1.

Financial Report and Reports of the Directors and the Auditors

To receive and consider the financial statements for the year ended 30 June 2009 together with the directors’ report and the auditor’s report.

Item 2.

Remuneration Report

To adopt the Remuneration Report for the financial year ended 30 June 2009.

Note that the vote on this item is advisory only and does not bind the directors or the Company.

Item 3.

Re-election of Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That Mr W P Day who retires by rotation in accordance with Article 9.3 of the Company's Constitution and, being eligible, offers himself for re-election, be elected as a director of the Company.”

Information about Mr W P Day is set out in the accompanying Explanatory Notes.

Item 4.

Acquisition of shares by the Managing Director / Chief Executive Officer under the Executive Long Term Share Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That approval is given for all purposes under the ASX Listing Rules (including ASX Listing Rule 10.14 and exception 9 to ASX Listing Rule 7.2) for the issue of up to 6,562,500 fully paid ordinary shares in the Company, directly or indirectly, to Mr T D Stinson  under the Company’s Executive Long Term Share Plan.”

The Company will disregard any votes cast on the resolution in agenda item 4 of this Notice of Meeting by Mr T D Stinson, or an associate of Mr T D Stinson.

However, the Company need not disregard a vote cast on the resolution in agenda item 4 if:

(i)

it is cast by Mr T D Stinson as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii)

it is cast by Mr T D Stinson as chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Information about this item of business is set out in the accompanying Explanatory Notes.

By order of the Board

I G VEITCH

Company Secretary

Perth, Western Australia

18 September 2009.

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NOTES

1

A member of the Company entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote on behalf of that member.

2

A proxy need not be a member of the Company.

3

A proxy may be appointed by reference to an office held by the proxy (e.g. “the Chairman”).

4

Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the member’s voting rights.  If no such proportion is specified, each proxy may exercise half of the member’s votes.

5

A proxy form is enclosed.  An additional form can be obtained by writing to the Company Secretary at 4 Whipple Street, Balcatta, Western Australia 6021.  Alternatively, you may photocopy the enclosed form.

6

To be effective, a duly completed proxy form and (where applicable) any power of attorney under which it is signed or a certified copy of the power of attorney must be received by the Company at its registered office at the address or fax number set out below, by no later than 10.00am (WST) on Monday, 19 October 2009, being not less than 48 hours before the time for commencement of the meeting.  Please deliver or send by post to the Company’s share registry, Computershare Investor Services Pty Ltd GPO Box 242, Melbourne, Victoria 3001.  Shareholders may also fax the proxy form to our share registry (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555.

7

A body corporate may appoint an individual as its representative to attend and vote at the meeting and exercise any other powers the body corporate can exercise at the meeting.  The appointment may be a standing one. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

8

For the purpose of determining the voting entitlements at the meeting the Directors have determined that shares in the Company will be taken to be held by the registered holders of those shares at 4.00pm (WST) on Monday, 19 October 2009.  Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

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EXPLANATORY NOTES TO THE NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

For the financial year ended 30 June 2009

Item 1.

Financial Report and Reports of the Directors and the Auditors

The Corporations Act 2001 (Cwlth) (Corporations Act) requires the Company to lay its Financial Report, Directors' Report and Auditor's Report for the last financial year before the Annual General Meeting.

No resolution is required for this item, but shareholders will be given the opportunity to ask questions and to make comments on the reports and the management and performance of the Company.

The Company's Auditor will also be present at the meeting and shareholders will be given the opportunity to ask the Auditor questions about the conduct of the audit, the preparation and content of the Auditor's Report, the accounting policies adopted by the Company and the independence of the Auditor.

Item 2.

Remuneration Report

There will be an opportunity for shareholders at the meeting to comment on, and ask questions about, the Remuneration Report which is incorporated in the Directors’ Report in the Company’s Annual Report 2009.

In accordance with the Corporations Act, the vote on the proposed resolution in item 2 is advisory only and will not bind the directors or the Company, however the Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies.

The Directors recommend that shareholders vote in favour of the resolution set out in item 2.

Item 3.

Re-election of Director

Details of the director standing for re-election are as follows:

Mr William Peter Day, LLB, MBA, FCPA, FCA, GAICD, age 59

Chairman, Independent Non-Executive Director

Joined the Board and appointed Chairman in August 2007.  Mr Day was Chief Financial Officer of the global packaging group Amcor for seven years; he retired from that role in 2007.  He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries, as well as a number of public interest areas.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco.

He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission. Mr Day is also a non-executive director of Ansell Limited and SAI Global Limited.

The Directors (excluding Mr Day) recommend that shareholders vote in favour of the resolution set out in item 3.

Item 4

Managing Director and Chief Executive Officer’s Participation in the Executive Long Term Share Plan

ASX Listing Rule 10.14 prohibits the Company from permitting a director to acquire shares or other securities under an employee incentive scheme without the prior approval of shareholders by ordinary resolution at a general meeting.  The shares or other securities must be issued no later than three years after the meeting where the approval is given.  Accordingly, the approval of shareholders is sought for the acquisition by Mr T D Stinson, the Managing Director and Chief Executive Officer of the Company, of ordinary fully paid shares in the Company under the Executive Long Term Share Plan (a summary of which is set out below).

This notice of meeting to approve the acquisition of shares by Mr T D Stinson is required to include certain information under Listing Rule 10.15A, which is set out below.

Under the Executive Long Term Share Plan:

(a)

Mr T D Stinson will be awarded no more than 6,562,500 ordinary fully paid shares in the Company during the Performance Period (being no later than three years from the date of approval of the resolution);

(b)

the exact number of shares that may be acquired by Mr T D Stinson will be calculated in accordance with the Executive Long Term Share Plan Rules;

(c)

the acquisition price for the shares will be nil;

(d)

any shares issued will be issued at the prevailing market price at the time of issue;

(e)

no director, associate of a director or a person whom ASX considers should be approved under Listing Rule 10.14 has received shares under the Executive Long Term Share Plan since the Executive Long Term Share Plan was last approved in 2008; and

(f)

Mr T D Stinson is the only person entitled to participate in the Executive Long Term Share Plan for the purposes of Listing Rule 10.14.

(g)

Shares offered will be issued no later than 21 October 2012.

Details of any securities issued under the Executive Long Term Share Plan will be published in each annual report of the Company relating to the period in which securities have been issued, and that approval was obtained under ASX Listing Rule 10.14.  Any additional persons who become entitled to participate in the Executive Long Term Share Plan after the resolution set out in item 4 is approved and who was not named in this Notice of Meeting will not participate until approval is obtained under Listing Rule 10.14.

Summary of the Executive Long Term Share Plan

The Executive Long Term Share Plan provides for a performance related offer of shares to eligible executives of the Company and is designed to align executive reward with shareholder interests.

Under the Executive Long Term Share Plan shares will only be issued to executives if the terms and conditions detailed below are satisfied.

Terms and conditions

The total number of shares for which a particular executive may be eligible will be determined by the Board (“Personal Allotment”).

The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)

50% of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (“TSR”).  TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on 1 September 2009 and ending on 31 August 2012 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

(b)

50% of the shares offered will be issued if the Company achieves earnings in excess of 1.5 cents per share for the year ending 30 June 2012.

Personal Allotments that have not been issued at the end of the Performance Period will lapse.

Cessation of employment

An executive’s rights in relation to the Executive Long Term Share Plan (including any right to their Personal Allotment which has yet to be issued) will lapse immediately if:

(a)

their employment with the Company ceases (and, in the Board’s opinion, this is not due to death, disability, ill health or redundancy);

(b)

they are dismissed for breach of their employment contract; or

(c)

they have committed any act of fraud or defalcation in relation to the affairs of the Company.

In the case where an executive ceases to be employed as a result of death, disability, ill health or redundancy, the Board will decide what percentage of their Personal Allotment will be issued (if any).

The Board of the Company maintains an absolute discretion to issue shares under the Executive Long Term Share Plan where it would be unfair not to issue the shares.

Disposal restrictions

Unless otherwise determined by the Board, shares in the Company issued under the Executive Long Term Share Plan will be subject to the following disposal restrictions:

The shares will be held by a Trustee, who will not be entitled to sell or transfer a share held on behalf of an executive before the earlier of:

(a)

10 calendar years after the share was issued;

(b)

cessation of that executive’s employment with the Group;

(c)

a “Capital Event” (a change in control resulting from a takeover bid, the acquisition of a relevant interest by a resolution passed at a general meeting of the Company or pursuant to a scheme of arrangement, the winding up or liquidation of the Company, or any other event which the Board in its absolute discretion considers a Capital Event); or

(d)

the date on which the Board approves such dealing following a request from that executive.

Restrictions on Board consent

For the 12 months following the issue of the relevant shares, the Board will not approve a dealing for the purposes of (d) above which concerns:

(a)

twenty percent (20%) of shares held on trust for that executive where that executive has met the performance hurdles giving rise to an entitlement to fifty percent (50%) of the shares offered;

(b)

thirty percent (30%) of shares held on trust for that executive where that executive has met the performance hurdles giving rise to an entitlement to seventy five percent (75%) of the shares offered;

(c)

forty percent (40%) of shares held on trust for that executive where that executive has met the performance hurdles giving rise to an entitlement to one hundred percent (100%) of the shares offered; or

(d)

fifty percent (50%) of shares held on trust for that executive where that executive has met the performance hurdles giving rise to an entitlement to one hundred and twenty five percent (125%) of the shares offered.

A copy of the Executive Long Term Share Plan is available from the Company Secretary.

The Directors (excluding Mr Stinson) recommend that shareholders vote in favour of the resolution set out in item 4.

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